

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2013

Via E-mail
Adam Ramsay
Legal Director
Edwards Group Limited
Manor Royal
Crawley
West Sussex, United Kingdom
RH10 9LW

> **Re:** **Edwards Group Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 23, 2013**
> **File No. 001-35548**

Dear Mr. Ramsay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

General

1. Please file a full amendment to include the signatures required by Form 20-F.

Item 18. Financial Statements

Consolidated Income Statement, page F-2

2. Please tell us the basis in IFRS for separately presenting the item "share based compensation expenses" on the face of the consolidated income statement. In this regard, we reference

paragraph 99 of IAS 1 which states that an entity should present an analysis of expenses recognized in profit or loss using a classification based on *either* their nature or their function within the entity, whichever provides information that is reliable and more relevant. In that regard, it appears that your income statement presentation may be a mixture of nature and function.

Item 19. Exhibits

Exhibit 15.1 Consent of PricewaterhouseCoopers LLP

3. In an amendment, please have your auditor provide a completed consent. We note that the audit report and consent dates are both incomplete.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristen Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief